Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

VOLUNTARY ANNOUNCEMENT

VOTING RESULTS OF EXTRAORDINARY GENERAL MEETING

Baozun Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) on Friday, October 21, 2022, at 10:00 a.m., Hong Kong Time (Thursday, October 20, 2022, at 10:00 p.m., New York Time).

References are made to the circular of the Company (the “Circular”) and notice of the EGM both dated October 5, 2022. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Circular.

The matters set forth below were voted on by the Shareholders and approved at the EGM. Detailed descriptions of each resolution (the “Resolution(s)”) are contained in the Circular.

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RESOLUTION 1:

(1)	BY WAY OF AN ORDINARY RESOLUTION, that subject to the Listing Rules, the granting of a share issuance mandate to the Board to issue, allot or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of passing of this ordinary resolution be approved.

For	Against	Abstentions	Broker Non-Votes

173,047,359	43,963,956	60,114	–

Accordingly, this Resolution was carried as an ordinary resolution.

RESOLUTION 2:

(2)	BY WAY OF AN ORDINARY RESOLUTION, that subject to the Listing Rules, the granting of a share repurchase mandate to the Board to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of this ordinary resolution be approved.

For	Against	Abstentions	Broker Non-Votes

216,970,080	62,799	38,550	–

Accordingly, this Resolution was carried as an ordinary resolution.

RESOLUTION 3:

(3)	BY WAY OF AN ORDINARY RESOLUTION, that subject to the Listing Rules and conditional upon passing of Resolution numbers 1 and 2 above, the general mandate referred in Resolution number 1 be extended by the addition thereto of the total number of Class A ordinary shares and/or ADSs bought back by the Company pursuant to the general mandate referred in Resolution number 2, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

For	Against	Abstentions	Broker Non-Votes

165,255,205	51,723,890	92,334	–

Accordingly, this Resolution was carried as an ordinary resolution.

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RESOLUTION 4:

(4)	BY WAY OF AN ORDINARY RESOLUTION, that the Non-exempt CCT and the proposed annual caps, details of which are set out in the Circular be approved, ratified and confirmed, and any one Director, for and on behalf of the Company, be authorized to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the Non-exempt CCT.

For	Against	Abstentions	Broker Non-Votes

190,302,004	217,455	26,551,970	–

Accordingly, this Resolution was carried as an ordinary resolution.

RESOLUTION 5:

(5)	BY WAY OF AN ORDINARY RESOLUTION, that the adoption of the 2022 Plan with effect from the Effective Date be approved, and the Directors be authorized to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Plan, including without limitation:

a.	to administer or authorize a committee of the Board to administer the 2022 Plan under which Awards will be granted to the Eligible Individuals (as defined in the 2022 Plan) under the 2022 Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Plan;

b.	to modify and/or amend the 2022 Plan from time to time provided that such modification and/or amendment is effected in accordance with the terms of the 2022 Plan and subject to the Listing Rules;

c.	to allot and issue from time to time such Shares which shall not in aggregate exceed 10% of the total number of Shares outstanding as at the date of approval of the 2022 Plan by the Shareholders (namely, the Scheme Mandate Limit), as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules;

d.	to allot and issue to Service Providers (as defined in the 2022 Plan) from time to time such Shares which shall not in aggregate exceed 3% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules; and

e.	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Plan.

For	Against	Abstentions	Broker Non-Votes

173,398,861	43,587,122	85,446	–

Accordingly, this Resolution was carried as an ordinary resolution.

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RESOLUTION 6:

(6)	BY WAY OF A SPECIAL RESOLUTION, that the Fifth Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association, incorporating the amendments set out in Appendix III of the Circular, with effect from the Effective Date.

For	Against	Abstentions	Broker Non-Votes

216,772,935	162,573	135,921	–

Accordingly, this Resolution was carried as a special resolution.

The total number of Shares entitling the Shareholders to attend and vote for or against the Resolutions at the EGM was 176,337,147 Shares, comprising 163,036,409 Class A ordinary shares and 13,300,738 Class B ordinary shares. A total of 97,364,787 Shares (comprising 84,064,049 Class A ordinary shares and 13,300,738 Class B ordinary shares) were present virtually or represented by proxy at the EGM, constituting a quorum.

At the EGM, Alibaba Investment held 26,469,422 Class A ordinary shares, representing approximately 15.0% and 8.9% of the total issued Shares and the aggregate voting power of the Company, respectively. Pursuant to the Listing Rules, Alibaba Investment was required to, and did, abstain from voting on the Resolution number 4 at the EGM. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, save as disclosed above, no other Shareholders were required to abstain from voting on the Resolution numbers 1 to 6 at the EGM and none of the Shareholders had stated their intention in the Circular to vote against or to abstain from voting on the Resolution numbers 1 to 6 at the EGM. In addition, save as disclosed above, there were no other Shares entitling the holders to attend and abstain from voting in favour of the Resolution numbers 1 to 6 at the EGM as set out in Rule 13.40 of the Listing Rules.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer at the EGM for the purpose of vote-taking.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, October 21, 2022

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

*       for identification purposes only

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